ZA Group, Inc.

6901A N 9th Ave.

#659

Pensacola, FL 32504

678-999-6242

February 2, 2022

VIA EDGAR

Attorney Joshua Gorsky

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ZA Group, Inc.
Form 1-A POS: Request for Qualification
File No. 024-11715

Dear Mr. Gorsky:

ZA Group, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A POS (“Offering Statement”) effective at 4:00 PM EST on Friday, February 4, 2022, or as soon as practicable thereafter. We confirm that the State of Georgia is prepared to qualify the offering. We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ John Morgan

John Morgan

CEO